Division of Corporation Finance
Disclosure Review Program
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: General Dynamics Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2022
File No. 001-03671

To Division of Corporation Finance:

We received your comment letter dated September 2, 2022. On behalf of General Dynamics Corporation, we will carefully consider these comments in connection with the preparation of our 2023 definitive proxy statement. As we review our disclosures in light of your comments, we will pay particular attention to disclosures required to comply with Item 407(h) of Regulation S-K.

Sincerely,

/s/ Jason W. Aiken

Jason W. Aiken
Senior Vice President and Chief Financial Officer